CERTIFICATE OF AMENDMENT OF
                             ARTICLES OF INCORPORATION
                                         OF
                                   URBANA.CA, INC.

I, Robert S. Tyson, certify that:

1. The original articles of Urbana.ca, Inc. were filed with the Office of the Secretary of State on October 9, 1997.

2. Pursuant to the unanimous written consent of the Board of Directors, the company hereby adopted the following amendments to the Articles of Incorporation of this Corporation:

Article Fourth: Capital Stock is amended to read as follows:

Classes and Number of Shares. The total number of shares of common stock that the Corporation shall have authority to issue is Eighty Million (80,000,000), par value of $0.001 per share ("Common Stock").

3. At the Annual Meeting of the company, held on June 13, 2000, the company had 22,038,283 shares of voting common stock issued and outstanding. By a vote of 16,023,500 shares of this common stock, in person or by proxy (which represents 72.71% of the total shares), which vote was sufficient for approval, the foregoing amendment to the Articles of Incorporation of this corporation was approved.

/s/  Robert S. Tyson
Robert S. Tyson, Secretary


Verification

I, Christopher D. Farber, a notary public in and for the Province of British Columbia, certify that Robert S. Tyson, whose name is affixed to the attached instrument, appeared before me and confirmed that he is the person who signed as Secretary. I further certify that I verified the identity of this person and satisfied myself that he is the same person.

Dated this 17th day of August, 2000, in the City of Vancouver in the Province of British Columbia.

/s/ Christopher D. Farber

Notary Public in and for the Province
of British Columbia.  My commission
expires at the pleasure of the Queen.